April 7, 2006
Mr. Michael C. Volley
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National City Corporation
Form 10-K for the Year Ended December 31, 2005
Filed February 6, 2006
File No. 000-07229
Dear Mr. Volley:
Attached to this letter, please find National City Corporation’s response to your comment letter dated March 24, 2006 related to our Form 10K filing for the year ended December 31, 2005. In the attached exhibit, we show in italicized text, our intended revised disclosures to be reflected in our 10Q filing for the period ending March 31, 2006 and in future 10Q and 10K filings, as applicable.
Management of National City Corporation acknowledges its responsibility for the adequacy and accuracy of the disclosures in our Form 10K filing. We understand that comments from the SEC staff, and changes to the disclosures that we may make in response to the staff’s comments, do not prohibit the Commission from taking any action with respect to our filing. We acknowledge that we may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss any of these matters further, please feel to contact either myself, at (216)222-2262, or Thomas Richlovsky, Treasurer and Chief Accounting Officer, at (216)222-8063.
Sincerely,
/s/ Jeffrey D. Kelly
Jeffrey D. Kelly
Executive Vice Chairman
Chief Financial Officer
cc: Paul Cline, Securities and Exchange Commission

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
Financial Review
Noninterest Income, page 13
1.	We note the significance of mortgage servicing right ineffectiveness hedge and other derivative gains to your operating results. Please revise to disclose for the periods presented, the amount of the gains that were realized and the amount that were unrealized.

Response: MSR ineffective hedge and other derivative gains include fair value adjustments on both the MSR asset and the derivative instruments utilized to hedge these assets. All MSR hedging is done with derivatives carried at fair value. We do not utilize securities or other on-balance sheet assets to hedge MSRs. Certain of these derivatives are designated as qualifying hedges under SFAS 133, while others are solely economic hedges. For those derivatives designated as qualifying hedges under SFAS 133, the net ineffective hedge gains/(losses) were $30 million, $(126) million, and $42 million in 2005, 2004, and 2003, respectively, as disclosed in Note 24 of our 2005 10K. Net gains on derivative instruments used to economically hedge MSRs, which do not qualify as SFAS 133 hedges, were $166 million, $619 million, and $134 million, in 2005, 2004, and 2003, respectively, also disclosed in Note 24.

We will revise our future MD&A disclosures as follows:

Total MSR ineffective hedge and other derivative gains were $196 million, $493 million and $176 million in 2005, 2004 and 2003, respectively. Net ineffective gains/(losses) of derivatives designated in qualifying hedge relationships under SFAS 133 were $30 million, $(126) million, and $42 million in 2005, 2004 and 2003, respectively, while net gains on derivatives used to economically hedge MSRs were $166 million, $619 million and $134 million in these same periods. The lower gains in 2005 reflect a flatter yield curve in comparison to the prior year. Unrealized net derivative gains were $37 million as of December 31, 2005. The ultimate realization of these gains can be affected by changes in interest rates which may increase or decrease the future cash settlement of these instruments.

The first quarter 10Q will contain an updated version of the above disclosure.

2.	We note your disclosure on page 2 that your hedging results have been among the best in the industry for several years in a row with 2005 being perhaps the best relative performance of all. Please revise to disclose your mortgage servicing right hedging approach and the main factors to which you attribute the success of your mortgage servicing right hedging methods.

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
Response: We will revise our critical accounting policy disclosure of MSRs as follows:
The Corporation employs a risk management strategy designed to protect the value of the MSR portfolio from changes in interest rates. MSR values are hedged with a portfolio of derivatives, primarily interest rate swaps, options, mortgage-backed forwards, and futures contracts. As interest rates change, these derivatives are expected to have changes in fair value which are negatively correlated to the change in fair value of the hedged MSR portfolio. The hedge relationships are actively managed in response to changing market risks over the life of the MSR assets. Selecting appropriate derivative instruments to hedge this risk requires significant management judgment to assess how mortgage rates and prepayment speeds could affect the future values of MSRs.
The Corporation’s MSR hedging strategies have been successful at protecting the economic value of the MSR portfolio in the face of interest rate changes that would have otherwise caused an economic loss for the Corporation. Management attributes this success to the consistency of its hedging philosophy and favorable market conditions. In 2005, a widening of the spread between mortgage rates and swap rates contributed to hedging gains, especially for those derivatives which were used to economically hedge the change in value of the MSR asset. In 2004 and 2003, a steeply upward sloping yield curve resulted in positive hedge results. To the extent these factors do not continue, or reverse their previous trends, the potential for net hedging losses could arise.
Our first quarter 10Q will include a disclosure equivalent to that shown above, updated to reflect actual first quarter results.
Credit Risk, page 22
3.	Please revise to disclose the significant details regarding the $5.0 billion credit risk transfer agreement, how you account for the agreement and the accounting guidance on which you rely. Specifically, disclose how you consider the credit risk transfer agreement in your calculation of the allowance for loan losses.

Response: In May 2005, National City completed an on-balance sheet securitization and executed a credit risk transfer agreement (CRT) on a $5 billion (at inception) pool of First Franklin nonconforming residential real estate loans. Under the CRT, the Corporation bears the first loss exposure for cumulative credit losses, up to $55.1 million. If cumulative net losses exceed this threshold, the counterparty to the credit risk transfer agreement bears the risk of loss on any additional credit losses up to $263.2 million, declining over the term of the securitization as the portfolio pays down.

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
National City executed this transaction by transferring a pool of loans to a bankruptcy-remote entity (BRE), which is consolidated in the Corporation’s financial statements. The loans were structured into mortgage-backed securities representing an undivided interest in the loans. The BRE issued all the securities created to National City. The CRT provides the Corporation the right to put the mezzanine securities to the counterparty at par at the time of principal default on the underlying loans. The mezzanine securities would then bear the risk of loss contemplated in the CRT.
We evaluated the transfer of loans to the BRE pursuant to SFAS 140, concluding that this transfer did not qualify as a sale as the Corporation maintains effective control of the loans. We also concluded that the BRE does not qualify as a QSPE as the Corporation has retained all the securities issued. We evaluated the BRE pursuant to FIN 46, noting that the BRE qualifies as a variable interest entity. The equity holder absorbs the first credit losses up to the equity invested in the BRE; subsequent credit losses will then be allocated to the mezzanine securities, which as described above, can be put to the CRT counterparty. Losses in excess of the mezzanine securities, if any, would then be absorbed by the senior securities retained by the Corporation. Management currently believes there is a very low probability that credit losses will exceed the Corporation’s equity interest in the BRE. Accordingly, National City has been identified as the primary beneficiary of the BRE and consolidates this entity in its financial statements. On a consolidated basis, there was no impact on the financial statements from this on-balance sheet securitization.
We also evaluated the credit risk transfer agreement to determine whether it should be recognized as a derivative instrument pursuant to SFAS 133, as amended by SFAS 149. We concluded that this agreement meets each of the criteria defined in paragraph 10d of SFAS 133 to be deemed a financial guarantee contract not subject to the provisions of SFAS 133. Because the CRT is not a derivative instrument, there was no impact to the financial statements from entering into this transaction, except for the periodic premium paid to the counterparty which is expensed as incurred.
Further, there was no impact on the allowance for loan losses resulting from the CRT. Probable credit losses on the underlying loans continue to be reflected within the allowance for loan losses based on the Corporation’s methodology which considers historical losses. Any potential recoveries under the CRT will be recognized when received and excluded from the determination of the allowance for loan losses. We consulted with our auditors, Ernst & Young, on this transaction, who concurred with our conclusions.

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
We will revise our disclosure of this arrangement in MD&A as follows, to be updated as needed in the first quarter 10Q:
During 2005, the Corporation executed a credit risk transfer agreement on $5 billion of nonconforming (First Franklin) mortgage loans. The purpose of this arrangement is to provide protection against unexpected catastrophic credit losses in this portfolio. As of December 31, 2005, no credit losses have been incurred on these loans which would be covered by the credit risk transfer agreement. In the event that cumulative net credit losses on these loans exceed $55 million, the counterparty to this arrangement would bear the risk of additional credit losses up to $263 million, subject to adjustment as the portfolio pays down. Probable credit losses on the underlying loans continue to be considered in the allowance for loan losses based on the Corporation’s methodology for estimating losses.
Application of Critical Accounting Policies
Allowance for Loan Losses and Allowance for Losses on Lending-Related
Commitments, page. 29
4.	We note your disclosure that your assessment of the adequacy of the allowance for loan losses considers individual impaired loans, pools of homogeneous loans with similar risk characteristics, and other environmental factors. Please revise to describe and quantify for the periods presented, each element of the allowance, and explain briefly how your procedural discipline was applied in determining the amount. Refer to Section II.O. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance report issued on December 1, 2005 and available on the SEC’s website.

Response: We will revise our critical accounting policy disclosure as follows:

Management’s assessment of the adequacy of the allowance for loan losses and allowance for lending-related commitments considers individual impaired loans, pools of homogenous loans with similar risk characteristics, imprecision in estimating losses, and other environmental risk factors. As described below, an established methodology exists for estimating the risk of loss for each of these elements.

An allowance is established for anticipated credit losses on impaired loans. Nonperforming commercial loans and leases exceeding policy thresholds are regularly reviewed to identify impairment. A loan or lease is impaired when, based on current information and events, it is probable that the Corporation will not be able to collect all amounts contractually due. Measuring impairment of a loan requires judgment and estimates, and the eventual outcomes may differ from those estimates. Impairment is measured based upon the present value of expected

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
future cash flows from the loan discounted at the loan’s effective rate, the loan’s observable market price or the fair value of collateral, if the loan is collateral dependent. When the selected measure is less than the recorded investment in the loan, an impairment has occurred. The allowance for impaired loans was $76 million at December 31, 2005 and $16 million at December 31, 2004. This element of the allowance increased in 2005 primarily due to impairment recognized on certain passenger airline leases, reflecting further deterioration in the financial condition of these borrowers.
Pools of homogeneous loans with similar risk and loss characteristics are also assessed for probable losses. These loan pools include all other loans and leases not individually evaluated for impairment as discussed above. For commercial loans, a loss migration analysis is performed which averages historic loss ratios. For consumer loans, average historical losses are also utilized to estimate losses currently inherent in the portfolio. Consumer loans are pooled by probability of default within product segments. The probability of default is based on historical performance of customer attributes, such as credit score, loan to value, origination date, collateral type, worst delinquency, and other relevant factors. This element of the allowance was $679 million as of December 31, 2005 and $775 million at December 31, 2004. The decrease in this component of the allowance in 2005 reflects continued improvement in the credit quality of the commercial portfolio, evidenced by lower levels of criticized and classified assets, with no significant changes in credit quality or loss estimates for the consumer portfolio.
An allowance is also recognized for imprecision inherent in loan loss migration models and other estimates of loss. Imprecision occurs because historic loss patterns may not be representative of losses inherent in the current portfolio. Reasons for imprecision include growth in the Corporation’s footprint, changes in economic conditions, and difficulty identifying triggering events, among other factors. Imprecision is estimated by comparing actual losses incurred to previously forecasted losses over several time periods. The volatility of this imprecision, as expressed in terms of the standard deviation of the difference between the actual and forecasted losses, is used to calculate an imprecision percentage that represents the probable forecast error. The imprecision percentage is applied to the current portfolio balance to determine the required allowance. The allowance established for imprecision was $369 million at December 31, 2005 and $377 million at December 31, 2004.
Finally, the allowance considers specific environmental factors which pose additional risks that have not been adequately captured in the elements described above. For each environmental risk, a range of expected losses is calculated based on observable data. Management applies judgment to determine the most likely amount of loss within the range. Environmental risks currently provided for in the allowance for loan losses include loans acquired in acquisitions where

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
loss history and underwriting information is incomplete or is materially different than that of the Corporation’s existing portfolio, passenger airline leases, and consumer loans associated with consumer bankruptcy filings that occurred in late 2005. Similar types of environmental risk factors, except for consumer bankruptcies, were present at December 31, 2004. When an allowance is established for environmental risks, conditions for its release are also established. The allowance for loan losses allocated to environmental risks was $53 million at December 31, 2005 and $120 million at December 31, 2004. The environmental reserve for passenger airline leases decreased by $35 million in 2005 as specific allocations for certain passenger airline leases supplanted allocations previously included within the environmental reserve. The environmental reserve for loans acquired through acquisitions decreased by $23 million in 2005 as this risk diminished with paydowns, payoffs and refinancings.
There are many factors affecting the allowance for loan losses and allowance for lending-related commitments; some are quantitative while others require qualitative judgment. Although management believes its methodology for determining the allowance adequately considers all of the potential factors to identify and quantify probable losses in the portfolio, the process includes subjective elements and is therefore susceptible to change. To the extent that actual outcomes differ from management’s estimates, additional provision for credit losses could be required, or a reversal of previously recognized provision may occur, that could have a material impact on earnings in future periods.
The allowance for loan losses and losses on lending-related commitments are assigned to business lines...(continue historical disclosure here)
Our first quarter 10Q will include a disclosure equivalent to that shown above, updated to reflect actual first quarter events.
Consolidated Financial Statements
Note 1. Basis of Presentation and Significant Accounting Policies
Loans and Leases, page 42
5.	We note your disclosure that loans that the Corporation intends to hold for investment purposes are classified as portfolio loans. Please revise to disclose how your accounting policy complies with the accounting guidance in paragraph 8.a. of SOP 01-6 for loans and trade receivables not held for sale and the critical factors that cause management to sell or securitize a loan previously held for investment. Also, disclose the reasons why the securitization of loans held for investment has increased significantly the past three years.

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
Response: In addition to SOP 01-6, National City applies the guidance in the following literature in determining when a portfolio loan should be reclassified to held for sale:
•	Comptroller of the Currency Bank Accounting Advisory Series – October 2005

•	Interagency Guidance on Certain Loans Held for Sale – March 26, 2001

•	SFAS 144, Accounting for the Impairment of Long-Lived Assets, paragraph 30.
We will revise the disclosure of our accounting policy as follows:
Loans that the Corporation has both the intent and ability to hold for the foreseeable future, or until maturity or payoff, are classified in the balance sheet as portfolio loans. Portfolio loans are carried at....
Loans that the Corporation has the intent and ability to sell or securitize are classified as held for sale or securitization. Loans held for sale or securitization are carried at...
When a decision is made to sell a loan that was not originated or initially acquired with the intent to sell, the loan is reclassified into held for sale. Such reclassifications may occur, and have occurred in the past several years, due to a change in strategy in managing the liquidity of the balance sheet, a strategic decision to exit a business line, the maturity of an existing securitization structure, or favorable terms offered in securitization markets. See Note 5 for further information on recent securitization activities.
All conforming residential mortgage loans, and a large percentage of nonconforming residential mortgage loans, are typically classified as held for sale upon origination based on management’s intent and ability to sell these loans. In the first quarter of 2006, management reclassified certain home equity loans and lines of credit into held for sale based on management’s intent and ability to sell or securitize these loans. Fair value was deemed to be in excess of the carrying value for this portfolio based on observable market data for pools of similar loans.
6.	Please revise to disclose the method you use to recognize interest income. If you do not use the interest method, please disclose how your method complies with the applicable accounting guidance. Refer to EITF Topic D-10.

Response: We will revise our accounting policy disclosure as follows:

Interest income is recognized utilizing the interest method.

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
7.	Please revise to disclose the method you use to recognize loan origination fees, certain direct costs, and unearned discounts as an adjustment to yield over the term of the loan. Refer to SFAS 91.

Response: We will revise our accounting policy disclosure as follows:

Loan origination fees, certain direct origination costs, and unearned discounts are deferred and amortized into interest income utilizing the interest income method to achieve a level effective yield over the term of the loan.

8.	Please revise to disclose how you estimate residual values for your leases. Specifically disclose how you consider renewal provisions or other extensions in your calculation.

Response: We will revise the disclosure of our accounting policy as follows:

At the inception of a lease, residual value is determined based on the estimated fair market value of the asset at the end of the original lease term. For automobile leases, fair value is based upon published industry market guides. For commercial equipment leases, fair value may be based upon observable market prices, third party valuations, or prices received on sales of similar assets at the end of the lease term. Renewal options and extensions are not considered in the original lease term due to the absence of penalties for nonrenewal.

Residual values on automobiles and certain types of commercial equipment are guaranteed by third parties. Although these guarantees of residual value are not considered in determining the initial accounting for these leases, the guarantees can affect the future accounting for the value of the residuals. Residual values on commercial equipment not protected by a guarantee are reviewed quarterly for other-than-temporary impairment. Impairment is assessed by comparing the carrying value of the leased asset’s residual value to both current and end of lease term market values. Where this analysis indicates that an other-than-temporary impairment has occurred, the carrying value of the lease residual is reduced to the estimated fair value, with the write-down generally recognized in other noninterest expense in the income statement.
Depreciable Assets, page 45
9.	Please tell us the amount of leasehold improvements recorded on your balance sheet as of December 31, 2005 and the amount of the amortization recorded for the periods presented. Please segregate this information for the amount of lease improvements purchased at or near the beginning of the lease term and the amount purchased after lease inception or acquired in a business combination.

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
Response: Leasehold improvements, net of accumulated amortization, were $124 million as of December 31, 2005. Amortization expense recognized on leasehold improvements was $21 million in 2005, $19 million in 2004 and $18 million in 2003. We estimate that leasehold improvements, net of amortization, which were placed in service after the lease inception approximated $22 million, while leasehold improvements acquired in a business combination acquisition approximated $6 million as of December 31, 2005.
10.	Please revise to disclose how you consider renewal periods in determining your amortization period for leasehold improvements purchased after lease inception or acquired in a business combination and the accounting guidance on which you rely for your accounting policy. Refer to EITF 05-6.

Response: We will revise the disclosure of our accounting policy as follows:

Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining lease term, including renewal periods, when reasonably assured pursuant to SFAS 13. For leasehold improvements acquired in a business combination, lease renewals reasonably assured at the date of acquisition are included in the remaining lease term. For leasehold improvements placed in service after the inception of the lease, lease renewals reasonably assured at the date of purchase are included in the remaining lease term.

11.	We note you amortize leasehold improvements over the term of the respective lease plus the first optional renewal period, when renewal is reasonably assured. Please revise to disclose how you consider the useful life of the leasehold improvement in your amortization period and why you do not include second or subsequent renewal periods, if reasonably assured, in your amortization period.

Response: We will revise the disclosure of our accounting policy as shown above in our response to question #10. Second and subsequent renewal periods would be considered in the lease term, if deemed reasonably assured pursuant to SFAS 13 paragraph 5(f).
Note 9, Securities, page 57
12.	Please revise here and throughout your filing to clearly and separately classify securities that are legally backed by the full faith and credit of the U.S. government and those that are not, such as securities issued by government-sponsored enterprises. Refer to section II.H.2 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance report issued on December 1, 2005 and available on the SEC’s website.

Response: As of December 31, 2005, the Corporation had $993 million of securities legally backed by the full faith and credit of the U.S. government and

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
$181 million of securities issued by government-sponsored entities. We will revise our disclosures in both the footnotes and MD&A to separately present U.S. Treasury securities from government-sponsored entities securities.
Note 11, Servicing Assets, page 60
13.	Please revise to disclose why, in determining the fair value of MSR’s, you hold mortgage interest rates which are used to determine prepayment rates, and discount rates constant over the estimated life of the portfolio.

Response: The fair value of MSRs is estimated through use of a static valuation model which is a common form of discounted cash flow analysis. This type of model, which we believe is used by many market participants, utilizes current market rates and does not attempt to forecast interest rates in the future. At each valuation date, the Corporation updates the estimated prepayment rates and discount rates used in the valuation to reflect current market interest rates. The prepayment rates, discount rates and other assumptions used in the valuation are compared to peer group information on a periodic basis. The other type of model also used by mortgage market participants is a dynamic or option-adjusted spread (OAS) model, which incorporates numerous hypothetical future scenarios for interest rates. While each model has its strengths and weaknesses, both are capable of estimating the fair value of an MSR portfolio.

For clarity, we will revise our disclosure as follows:

To determine the fair value of MSRs, the Corporation uses a static discounted cash flow methodology incorporating current market interest rates. A static model does not attempt to forecast or predict the future direction of interest rates; rather it estimates the amount and timing of future servicing cash flows using current market interest rates. The current mortgage interest rate influences the prepayment rate; and therefore, the timing and magnitude of the cash flows associated with the servicing asset, while the discount rate determines the present value of those cash flows.

14.	Please revise to disclose if you use the same estimates of future interest rates in estimating the value of your MSR portfolio and your derivative portfolio.

Response: We will revise our disclosure as follows:

The Corporation hedges the value of MSRs using derivative instruments. The Corporation values its derivative instruments using observable market prices, when available. In the absence of observable market prices, the Corporation uses discounted cash flow models to estimate the fair value of its derivatives. The interest rates used in these cash flow models are based on forward yield curves

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
that are observable in the current cash and derivatives markets, consistent with how derivatives are valued by market participants.
15.	We note that expected mortgage loan prepayment rates are derived from a third party model and adjusted to reflect National City’s actual prepayment experience. Please describe for us the third party model, why you make adjustments to the model and how you develop the adjustments. Consider including a similar discussion in your document.

Response: The Corporation uses the Andrew Davidson & Co (ADCO) model, which is widely used in the industry, to estimate the prepayment rate of loans in the servicing portfolio. Since ADCO releases new versions of the model infrequently, quite often the current version of the model does not reflect recent borrower prepayment behavior in the industry nor innovations in products or technology that facilitate consumer refinance activity. This model also does not provide prepayment information on a geographically segmented basis. As a result, the Corporation adjusts the ADCO model to reflect its recent experience related to refinancings and prepayments based on observable characteristics in the marketplace and in its portfolio. For example, loans in certain geographic areas are observed to prepay faster than similar loans in other areas, and larger (“jumbo”) loans tend to prepay faster than smaller conventional loans.

We will revise our disclosure of how prepayments are estimated as follows:

Expected mortgage loan prepayment assumptions are derived from a third party model and consider empirical data drawn from the historical performance of the Corporation’s MSR portfolio. Management believes these prepayment assumptions are consistent with assumptions used by other market participants valuing similar MSRs.
Note 24. Derivative Instruments and Hedging Activities, page. 73
16.	Please revise to clearly disclose for each significant SFAS 133 hedge relationship, the specific methodology you use to test hedge effectiveness and how often those tests are performed. Refer to the Section II.M of the Current Accounting and Disclosure Issues in the Division of Corporation Finance report issued on December 1, 2005 and available on the SEC’s website.

Response: We will revise our disclosure of our critical accounting policy in MD&A to discuss how we test hedge effectiveness and how often these tests are performed as follows:

A large percentage of the Corporation’s derivative instruments are formally designated in a SFAS 133 hedge relationship as a hedge of one of the following: the fair value of a recognized asset or liability, the expected future cash flows of a

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
recognized asset or liability, or the expected future cash flows of a forecasted transaction. For these derivatives, both at the inception of the hedge and on an ongoing basis, the Corporation assesses the effectiveness of the hedge instrument in achieving offsetting changes in fair value or cash flows compared to the hedged item. To prospectively test effectiveness, management performs a qualitative assessment of the critical terms of the hedged item and hedging instrument. In certain cases, management also performs a quantitative assessment by estimating the change in the fair value of the derivative and hedged item under various interest rate shock scenarios using either the dollar offset ratio method or regression analysis.
The methods utilized to assess retrospective hedge effectiveness, as well as the frequency of testing, vary based on the type of item being hedged and the designated hedge period. For specifically designated fair value hedges of certain fixed-rate debt, the Corporation assesses hedge effectiveness utilizing the short-cut method when all the criteria of paragraph 68 of SFAS 133 are met. For other fair value hedges of fixed-rate debt including certificates of deposit, the Corporation utilizes a dollar offset ratio to test hedge effectiveness on a monthly basis. For fair value hedges of portfolio loans and mortgage loans held for sale, a dollar offset ratio test is performed on a daily basis. For fair value hedges of mortgage servicing rights, a weekly regression analysis is used. For cash flow hedges, a dollar offset ratio test is applied on a monthly basis.
17.	For each SFAS 133 hedge relationship, in which you use the short-cut method of assessing hedge ineffectiveness, please provide us with the following information:
•	Clearly explain the terms of the hedged item;

•	Clearly explain the terms of the derivative interest rate hedge; and

•	Tell us how you met each of the applicable conditions of paragraph 68 of SFAS 133.
Response: National City’s policy is to apply the short-cut method of assessing hedge ineffectiveness only when all the criteria identified in paragraph 68 in SFAS 133 are met. The hedged items are limited to fixed-rate debt which has no early calls or other embedded options. The Corporation does not hedge its trust preferred securities or certificates of deposit with call or put options. The hedging instrument is an interest rate swap whose terms are receive fixed rate/pay variable rate and contain no embedded options. The risk being hedged is changes in the fair value of the debt instrument due to changes in the underlying benchmark interest rate.
As of December 31, 2005, the Corporation had 26 fixed-rate debt obligations, with a notional amount of $5.9 billion, which utilized the short-cut method of assessing hedge effectiveness. For 25 of the 26 hedge relationships, the following criteria for use of the short-cut method were true:

National City Corporation
Form 10K for the Year Ended December 31, 2005
Comment Letter dated March 24, 2006
•	The notional amount of the debt and the interest rate swap are identical.

•	The fair value of each interest rate swap was zero at inception.

•	The formulas for computing net settlements are constant throughout the term of each swap.

•	The debt is not prepayable and contains no embedded options.

•	LIBOR is the benchmark interest rate hedged for the debt and is used as the benchmark index utilized for the variable leg of the swap.

•	There are no unusual terms in the fixed rate debt or interest rate swap that would invalidate the assumption of no ineffectiveness.

•	The expiration date of the swap matches the maturity date of the debt exactly.

•	There is no floor or cap on the variable rate of the interest rate swap.

•	The variable interest rate on the swap reprices every three months and the interest payment dates on the hedged item and the swap match exactly.
There was one hedge relationship at December 31, 2005, for which the short-cut method was inappropriately applied, due to the fair value of the derivative being other than zero at the hedge designation date. The effect on 2005 net income was an overstatement of less than $2 million, with no impact on prior years. Pursuant to SAB 99, we assessed this error as immaterial to our consolidated financial statements. In the first quarter of 2006, we changed our method of assessing effectiveness on this hedge relationship to a monthly dollar offset ratio test.